FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 16, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for January 16, 2006 and incorporated by reference herein is the Registrant’s immediate report dated January 16, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: January 16, 2006

BluePhoenix Selected for Multi-Million Modernization Project

for Israel Local Authorities Data Processing Center

Migration from Mainframe ADABAS/Natural to Java/J2EE to Improve Efficiency and Productivity of Services for Country’s Local Authorities.

HERZLIA, Israel – January. 16, 2006 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in Enterprise IT Modernization announced that it was selected by Israel Local Authorities Data Processing Center (LADPC) to perform a major migration of its Accounts Receivable Collection, Finance, and Human Resource/Payroll applications. The $2.25 million migration project is part of LADPC’s $6.7 million service bureau upgrade. The migration from mainframe and ADABAS/Natural environment to a modern Java/Unix environment will allow LADPC to benefit from the advantages of relational databases, reduce maintenance costs associated with the mainframe, and provide a powerful Web-based graphical user interface to their customers. The project will be performed using the BluePhoenix™ IT Discovery, BluePhoenix™DBMSMigrator for ADABAS/Natural and BluePhoenix™PlatformMigrator tools.

“This migration will support LADPC’s efforts to reduce its costs by eliminating the high prices associated with the legacy VSE mainframe and ADABAS/Natural maintenance and licensing fees. It will also enable substantial savings on manpower training associated with these legacy systems,” said Mr. Alkaslasy, Chairman of the Board of LADPC. “Due to the efficiency of the automated conversion tools, we expect to see a significant measurable return on our investment within a very short time frame. BluePhoenix was the only company in the field that could offer us a fully automated conversion solution from ADABAS/Natural to Java/J2EE.”

Using BluePhoenix’s custom automated tools and proven methodology, LADPC will migrate its ADABAS database to both Oracle database and Microsoft SQL Server, and convert Natural programs to Java/J2EE. The project involves converting LADPC’s existing VSE applications to both Unix and Windows open environment platforms. The user interface will be migrated from 3270 character-based user interface to HTML/JSP Web graphical user interface. BluePhoenix will migrate two applications within 12 months and will complete the whole project within a year and half.

LADPC decided to perform this migration project as part of their larger plan to standardize their in-house IT architecture, some of which has been in use for nearly three decades. This is a step towards their mission to provide improved services to their customers that mainly consist of the local and regional municipalities in Israel.

The conversion project is based on Bluephoenix’s proprietary technology and successful methodology that has been proven in numerous projects and will be performed using BluePhoenix’s automated tools. The BluePhoenix™ IT Discovery tool is used to perform the global assessment and understanding of the current applications. The BluePhoenix™ DBMSMigrator for ADABAS/Natural is then used to perform the Natural code migration to Java/J2EE and to convert the ADABAS database model and data to the new relational database. The BluePhoenix™ PlatformMigrator is used to perform the platform migration from the VSE Mainframe to Unix/Windows.

“In this project LADPC leverages our ability to provide a wide range of automated legacy modernization technologies including platform, database and language migrations,” said Arik Kilman, CEO for BluePhoenix. “The new environment will provide LADPC with an open environment which is cheaper to maintain and enables an easy access to state of the art development environments (debuggers, graphical editors and configuration management tools) that exist in the market for open systems.”

About LADPC
Israel Local Authorities Data Processing Center was established in 1968 by the Ministry of Interior and the Union of Local Authorities. It operates as a public company, with the local authorities owning 60% and the Government of Israel owning 40% of the founding shares. Offering the most comprehensive, integrative computer networking system in Israel, the company is dedicated to improving the efficiency and productivity of the country’s local authorities. The LADPC serves over 5,000 users connected by over a 150 nodes’ network. They provide real time service information from four central offices – located in Tel Aviv, Jerusalem, Beersheba and Haifa. LADPC provides all 263 of Israel’s municipal authorities with a range of services including: HR and Salary services, Finance services, Billing services as well as tools for population management, online access to Government Ministries and banks, and joint operations with municipal staff.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Contact:
Tsipora Cohen
VP Worldwide Marketing
BluePhoenix Solution
+1 781-652-8945
tcohen@bphx.com